EXHIBIT 99.23

MATERIAL CHANGE REPORT

FORM 51-102F3

National Instrument 51-102

This is a Material Change Report Under Section 7.1 of National Instrument 51-102.

ITEM 1:	NAME AND ADDRESS OF COMPANY

Fortuna Silver Mines Inc.
355 Burrard Street, Suite 840
Vancouver, BC V6C 2G8

ITEM 2:	DATE OF MATERIAL CHANGE

January 13, 2011

ITEM 3:	NEWS RELEASE

January 13, 2011, via CNW.

ITEM 4:	SUMMARY OF MATERIAL CHANGE

The Company increases silver production by 13% in 2010 and issues its production guidance for 2011.

ITEM 5:	FULL DESCRIPTION OF MATERIAL CHANGE

The Company reports that 2010 marked its fourth successive year of silver production growth from the Caylloma Mine in Peru.  The Company anticipates that the San Jose project, currently under construction in Mexico, will begin to contribute both silver and gold ounces starting in the third quarter of 2011 allowing Fortuna to maintain its organic silver production growth in 2011.  At full design capacity, planned for late 2013, San Jose is scheduled to produce 3.2 million ounces of silver, 24,220 ounces of gold or 4.6 million silver equivalent ounces.  The Company will be issuing an update on the construction of its San Jose project in the following days.

The Company has a solid mineral reserve base of approximately 43 million ounces of silver and 251,000 ounces of gold and is well positioned to remain in the lower cost quartile for silver producers based on an estimated cash cost of negative US$ 7.40, net of by-product credits, for 2010.  The Company is sufficiently funded to meet its planned capital programs for 2011 with a strong treasury, starting the year with a cash position of US$ 91 million and no long term debt.  Capital programs for 2011 include an ambitious 30,000 meter drill program, which is starting this month around its two key assets, Caylloma and San Jose.

Highlights include:

●  2010 silver production of 1,906,422 ounces, 13% increase over 2009 (1,685,026 ounces); exceeds 2010 guidance by 12%

●  2010 base metal production of 26,136,682 lbs Zn,  21,373,064 lbs Pb and 1,025,557 lbs Cu

●  2011 forecast silver production of 2.4 million ounces, gold production of 7,530 ounces or 2.8 million silver equivalent ounces (*)

(*) Based on Ag = US$ 23.60/oz, Au = US$ 1,350/oz and metallurgical recoveries of 88% and 90% for Ag and Au respectively

2011 Production Guidance

Mine	Silver (oz)	Gold (oz)	Zinc (lbs)	Lead (lbs)	Copper (lbs)
Caylloma, Peru	1,900,000	2,950	25,200,000	16,600,000	760,000
San Jose, Mexico	500,000	4,580	--	--	--
Total :	2,400,000	7,530	25,200,000	16,600,000	760,000

A Technical Report on Reserves and Resources for the Caylloma Mine and the San Jose Project are available on the Company’s website at www.fortunasilver.com.

ITEM 6:	RELIANCE OF SUBSECTION 7.1(2) of NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7:	OMITTED INFORMATION

Not applicable.

ITEM 8:	EXECUTIVE OFFICER

Jorge Ganoza, President & CEO
Telephone: 604-484-4085

ITEM 9:	DATE OF REPORT

January 13, 2011